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Date: October 3, 2016

To:	Office of Chief Accountant, Division of Investment Management, Securities and Exchange Commission
From: Thomas Friedmann, Dechert LLP

RE:	Request for “No Objection” Position Regarding Omitted Disclosure of Significant Subsidiary under Rule 4-08(g) of Regulation S-X

In connection with its review of the Amendment No. 1 to its registration statement on Form N-2 (the “Registration Statement”) (File Nos. 333-204659 and 814-00939) of HMS Income Fund, Inc. (the “Company”), a closed end fund that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”), the staff (“Staff”) of the Division of Investment Management (“IM”) of the Securities and Exchange Commission (the “SEC”) provided the following comment:
“We note the Consolidated Schedule of Investments indicates the Company owns “control investments.” Please confirm the Company has performed the analysis required by Rules 3-09 and 4-08(g) of Regulation S-X. Please also provide the Staff with the income test calculations relating to such analysis. See IM Guidance Update 2013-07.”
In responding to this comment, the Company has confirmed to the Staff that it performed the analysis required by Rules 3-09 and 4-08(g) of Regulation S-X (“Regulation S-X”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with Rules 3-09 and 4-08(g) of Regulation S-X, the Company must determine which of its unconsolidated controlled portfolio companies, if any, are considered “significant subsidiaries.” In confirming their analysis, the Company determined that GRT Rubber Technologies, LLC (“GRT Rubber”) was a significant subsidiary of the Company for the year ended December 31, 2015 and the three months ended March 31, 2016 under one of the significance conditions set forth in Rule 4-08(g) of Regulation S-X. Except as noted in the preceding sentence, the Company had no “significant subsidiaries” under Rules 3-09 and 4-08(g) of Regulation S-X for the year ended December 31, 2014, each of the fiscal quarters of 2015, the year ended December 31, 2015, each of the fiscal quarters through the period ended June 30, 2016 and, based on preliminary results, the quarter ended September 30, 2016, including its investment in GRT Rubber.

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Based upon this analysis, the Company acknowledges that it omitted certain disclosures required to be included in the notes to its financial statements pursuant to Rule 4-08(g) of Regulation S-X with respect to its control investment in GRT Rubber. Specifically and as described in greater detail below, the Company hereby confirms that, under the income test described in Rule 1-02(w)(3) of Regulation S-X, its investment in GRT Rubber was significant under Rule 4-08(g) of Regulation S-X for the year ended December 31, 2015 and the three months ended March 31, 2016. The Company did not include summarized financial information with respect to GRT Rubber in its annual report on Form 10-K for the year ended December 31, 2015 or in its quarterly report on Form 10-Q for the three months ended March 31, 2016.
Background:
The Company acquired its investment in GRT Rubber on December 17, 2014. GRT Rubber is a manufacturer of an extensive line of conveyor belt products from polyester and nylon fabrics and a full line of sheet rubber products for sealing, protecting and cushioning. The cost basis and the fair value of the Company’s investment in GRT Rubber as of June 30, 2016 was approximately $6.6 million and $8.8 million, respectively, or approximately 1.0% of the fair value of the Company’s total portfolio as of June 30, 2016. The Company may be deemed to control GRT Rubber as such term is defined under the 1940 Act, due to the fact that it has owned since it its initial investment, and continues to own, approximately 29% of the voting interest in GRT Rubber.
The Company respectfully submits that the significance of GRT Rubber under Rule 4-08(g) of Regulation S-X was anomalous and temporary and that the omission of certain financial information regarding GRT Rubber in the reports cited above was not material to investors. The significance of the GRT Rubber investment stemmed from an unusual factor. The Company experienced significant unrealized losses in the fair value of its middle market loan portfolio in the three months ended December 31, 2015 and continuing in the three months ended March 31, 2016 due to a sharp, generalized reduction in U.S. credit markets of the fair values of middle market loans. As a relevant data point, S&P/LSTA (Loan Syndications and Trading Association) Leveraged Loan Index (the “S&P/LTSA Index”), which covers more than 1,100 loan facilities and reflects the market-value-weighted performance of U.S. dollar-denominated institutional leveraged loans, experienced negative returns from June 2015 through February 2016, representing the longest losing streak since the S&P/LTSA Index started in January 2002. Since February 2016, the S&P/LTSA Index experienced six consecutive months of positive returns. Likewise, the Company experienced unrealized losses in its middle market loan portfolio totaling approximately $29.4 million and $16.9 million for the quarters ended December 31, 2015 and March 31, 2016, million, respectively, and

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unrealized gains totaling approximately $15.7 million for the quarter ended March 31, 2016. Based on preliminary results, the Company expects an unrealized gain in its middle market loan portfolio totaling approximately $11 million for the quarter ended September 30, 2016.
Discussion:

As a registrant under Section 12 of the Exchange Act, a BDC is required to file annual reports on Form 10-K (“Form 10-K”) and quarterly reports on Form 10-Q (“Form 10-Q”). Financial statements included in such reports are required to comply with, among other regulations, the requirements of Regulation S-X. In September 2013, IM issued its Guidance Update No. 2013-07, Business Development Companies – Separate Financial Statements or Summarized Financial Information of Certain Subsidiaries. This update emphasized that BDCs must comply with Rules 3-09 and 4-08(g) of Regulation S-X, which contain specific reporting requirements for certain controlled, unconsolidated subsidiaries meeting the significance tests set forth in Rule 1-02(w) of Regulation S-X.

Rule 3-09 of Regulation S-X states that separate annual financial statements of a significant subsidiary must be filed along with the BDC’s annual financial statements. For a BDC, the significance tests under Rule 1-02(w) of Regulation S-X are tested for any majority-owned portfolio companies that are not consolidated. As of December 31, 2014 and 2015, and June 30, 2016, the Company did not have any majority-owned portfolio companies. Therefore, Rule 3-09 did not apply with respect to these periods, and separate annual financial statements were not required for any of the Company’s portfolio companies.

Rule 4-08(g) of Regulation S-X requires a registrant to present in its annual and interim financial statements certain summarized financial information of any significant subsidiary investee. For a BDC, Rule 4-08(g) of Regulation S-X applies to any portfolio company that such BDC is deemed to control, as such term is defined in the 1940 Act, when any of the following significance tests are met:

•	The investment test. The BDC’s investment is greater than or equal to 10% of the BDC’s total assets.

•	The asset test. The BDC’s proportionate share of the subsidiary’s assets is greater than 10% of the BDC’s total assets.

•	The income test. The change in fair value of the investment reflected in the BDC’s statement of operations is greater than or equal to 10% of the BDC’s income from operations.

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If any of these conditions apply with respect to any subsidiary, the BDC is required to report summarized financial information for such subsidiary in the notes to its financial statements filed in its Forms 10-K and Forms 10-Q. Such summarized financial information must be presented for the same periods as the BDC’s reporting periods.

Results of Significance Tests under Rule 4-08(g):
As of December 31, 2014 and 2015 and June 30, 2016, the Company held an equity investment in GRT Rubber that may be deemed a control investment under the 1940 Act as the Company represented approximately 29% of the voting interest in GRT Rubber throughout these periods. The Company performed the analysis required by Rule 4-08(g) of Regulation S-X and has determined that it omitted the required disclosures in the notes to its financial statements related to its investment in GRT Rubber. Specifically, under the “income test” described in Rule 1-02(w)(3) of Regulation S-X, the Company’s investment in GRT Rubber was significant under Rule 4-08(g) of Regulation S-X for the year ended December 31, 2015 and the three months ended March 31, 2016, due to anomalous unrealized losses in the Company’s middle market loan portfolio as of the end of those fiscal periods. The Company notes that GRT Rubber was not significant under the income test required under Rule 4-08(g) of Regulation S-X as of the end of the last fiscal quarter of 2014 (the quarter during which the Company made its investment in GRT Rubber), the year ended December 31, 2014, the first three quarters of 2015, the three months ended June 30, 2016, and, based on preliminary results, the three months ended September 31, 2016 (i.e. six out of eight fiscal quarters). The Company’s investment in GRT Rubber was likewise not deemed significant under the investment test or the asset test set forth under Rule 4-08(g) of Regulation S-X for any fiscal period. Please see Exhibit A to this memorandum for more detained information regarding the Company’s investment in GRT Rubber under the tests set forth under Rule 4-08(g) of Regulation S-X.

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Below are the results of the Company’s significance tests required by Rule 4-08(g) of Regulation S-X with respect to its investment in GRT Rubber:

(in thousands, except percentages)	3-months ended 12/31/2015	3-months ended 3/31/2016	3-months ended 6/30/2016
Investment Test – HMS Income Fund's investment in GRT Rubber as a % of the Company’s total assets	1.5%	1.4%	1.3%
Asset Test – Company's proportionate share of GRT Rubber’s total assets as a % of the Company’s total assets	0.9%	1.0%	0.9%
Income Test - Company's income from continuing operations related to GRT Rubber as a % of Company’s total income from continuing operations	-6.1%	-45.2%	0.0%
Due to the determination that the investment was significant under Rule 4-08(g) of Regulation S-X for the year ended December 31, 2015 and the three months ended March 31, 2016, the Company has analyzed whether the omitted disclosure was material to the Company and to users of the Company’s financial statements.
Qualitative Analysis of Omitted Disclosure:
Based upon its assessment of several qualitative factors, the Company’s management has concluded that the omission of the disclosures required under Rule 4-08(g) of Regulation S-X was and is not material to the Company or to users of the Company’s financial statements, nor could such omission be reasonably expected to influence an investor’s decision whether to invest in the Company’s common stock or to redeem out of an investment in the Company’s common stock. These qualitative factors include:

•
Investment Size. The Company’s equity investment in GRT Rubber has consistently been valued at approximately 1% of the fair value of the Company’s assets since its acquisition. The Company’s fair value of the its equity investment in GRT Rubber totaled approximately $7.7 million and $8.9 million compared to an overall portfolio fair value of the Company totaling approximately $853.0 million and $857.8 million as of December 31, 2015, and March 31, 2016, respectively. Therefore, the Company does not, and believes that investors do not, consider the Company’s investment in GRT Rubber to be significant to the Company’s investment portfolio.

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•
Impact on Net Investment Income. During the three months ended December 31, 2015 and March 31, 2016, many BDCs experienced substantial, albeit temporary, declines in the fair value of many of their credit investments due to a generalized sell-off in leveraged loans as well as the impact of depressed oil prices on credit investments in the oil and gas industry. As a result of these market conditions, the Company recorded unrealized losses of approximately $38.0 million, specifically, unrealized losses related to its middle market loans of approximately $38.9 million, which was a primary driver in an approximate $7.0 million net loss for the Company’s fiscal year 2015. For the quarter ended March 31, 2016, the Company recorded unrealized losses of approximately $14.3 million, specifically, unrealized losses related to its middle market loan portfolio of approximately $16.9 million, which was the primary driver in an approximate $2.7 million net loss for the Company. The Company believes that investors, including most long-term investors of the sort that hold the Company’s untraded common stock, consider an investment’s impact on net investment income to be a more appropriate measure of significance than net income. Net investment income is not affected by volatile debt trading markets, which can cause the fair values of the Company’s portfolio investments to fluctuate. Because GRT Rubber has paid no dividends since the Company’s investment in December 2014, the Company’s investment in GRT Rubber contributed 0% of the Company’s net investment income in each period, a fact not altered by the change in the fair value of such investment.

•
Distribution coverage. The distribution amount or distribution yield (i.e., distribution amount as a percentage of offering price) is often considered by investors and research analysts to be an important metric in evaluating BDCs generally, the Company and an investment in its common stock. Distribution amounts paid by the Company and the Company’s distribution coverage are generally determined by reference to its taxable income. The Company’s control investment in GRT Rubber has not paid a dividend since the Company acquired it. Therefore, the brief fluctuation in the fair value of the Company’s investment in GRT Rubber relative to the fair value of its overall portfolio did not affect the Company’s ability to cover its distributions from operations.

•
Usefulness of Financial Information. GRT Rubber’s financial statements are reported on a cost basis in accordance with accounting principles generally accepted in the U.S. (“GAAP”) whereas the Company’s financial statements are reported on a fair value basis in accordance with GAAP. Given this discrepancy, it is unclear whether investors will find

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incremental financial information regarding GRT Rubber to be useful to them in assessing an investment in the Company. Indeed, the differential between cost and fair value accounting systems is likely to create more confusion than clarity for users of the Company’s financial information. GRT Rubber’s net income/(loss) for the year ended December 31, 2015, and the three months ended March 31, 2016, totaled approximately $88,000 and ($61,000), respectively. The key driver causing the Company to exceed the income test threshold under Rule 4-08(g) of Regulation S-X was unrealized gains of approximately $1.2 million each for the year ended December 31, 2015 and the three months ended March 31, 2016, in the fair value of the Company’s equity investment in GRT Rubber.
Conclusion:
The Company acknowledges that its investment in GRT Rubber was significant under the income test provided under Rule 4-08(g) of Regulation S-X for the year ended December 31, 2015 and the three months ended March 31, 2016. The Company’s investment in GRT Rubber as a percentage of the Company’s total assets is clearly immaterial, and such investment contributes nothing to the Company’s net investment income or its ability to cover distributions to stockholders. The Company’s management has determined that the omission of financial information regarding the Company’s investment in GRT Rubber is not material to the Company or to users of its financial statements. As noted above, the significance of the GRT Rubber investment to the Company under Rule 4-08(g) of Regulation S-X resulted from an anomalous decrease in the fair value of the Company’s overall portfolio due to a generalized decline in the value of U.S. credit assets. The Company acknowledges that the Staff has stressed the need for BDCs to adhere to Rules 3-09 and 4-08(g) of Regulation S-X, and hereby undertakes to include the financial information required in its future filings.

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